Exhibit (a)(1)(H)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees

From:	NetSuite Inc.

Date:	[June 19, 2009]

Subject:	Expiration of Offer to Exchange

As of [9:00 p.m. today, Friday, June 19, 2009], we closed our offer to exchange certain outstanding options for restricted stock units or new options (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your Eligible Options and did so before the deadline, those Eligible Options have been accepted for participation in the Offer. Such Eligible Options have been cancelled, and you no longer have any rights with respect to those options. You will be granted Restricted Stock Units or New Options, as applicable, in exchange for the cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents and in accordance with the Company’s customary procedures, you will receive restricted stock unit agreement(s) or stock option agreement(s), as applicable, for the restricted stock units or new options, respectively, that have been granted to you in exchange for your properly tendered and cancelled options.

If you have any questions, please contact your local Human Resources Representative at the appropriate e-mail address below:

OptionExchange.US@netsuite.com

OptionExchange.UK@netsuite.com

OptionExchange.Canada@Netsuite.com

OptionExchange.Singapore@netsuite.com

OptionExchange.Japan@netsuite.com

OptionExchange.Australia@netsuite.com

OptionExchange.HongKong@netsuite.com